                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              S C H E D U L E 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                     RESTRUCTURING ACQUISITION CORPORATION
                               (Name of Issuer)

                        COMMON STOCK, $0.001 PAR VALUE
                        (Title of Class of Securities)

                                   76126P103
                                (CUSIP Number)
                                   Copy to:
                                        Stephen A. Cohen, Esq.
Seneca Ventures                         Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                        750 Lexington Avenue,
Brookville, New York  11545             New York, New York 10022
Telephone (516) 626-3070                Telephone (212) 735-8600

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 July 9, 1996
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ____.

Check the following space if a fee is being paid with the statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))

                                  - 1 of 19 -

CUSIP
No. 76126P103                           13D

================================================================================
 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                                          Woodland Partners

- --------------------------------------------------------------------------------
 2         Check the Appropriate Box if a Member of a Group*     (a)   /X/

                                                                 (b)   / /
- --------------------------------------------------------------------------------
 3         SEC Use Only

- --------------------------------------------------------------------------------
 4         Source of Funds*          WC, OO

- --------------------------------------------------------------------------------
 5         Check Box if Disclosure of Legal Proceedings is Required         / /

- --------------------------------------------------------------------------------
 6         Citizenship or Place of Organization                    New York

- --------------------------------------------------------------------------------
                         7        Sole Voting Power
                                             0 shares                0%
      Number of
        Shares         ---------------------------------------------------------
     Beneficially        8        Shared Voting Power
       Owned By                              0 shares                0%
         Each          ---------------------------------------------------------
      Reporting          9        Sole Dispositive Power
        Person                               0 shares                0%
         With          ---------------------------------------------------------
                         10       Shared Dispositive Power
                                             0 shares                0%

- --------------------------------------------------------------------------------
11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                             0 shares

- --------------------------------------------------------------------------------
12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                                          / /

- --------------------------------------------------------------------------------
13         Percent of Class Represented by Amount in Row (11)
                                                                     0%

- --------------------------------------------------------------------------------
14         Type of Reporting Person*

                                                       PN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 2 of 19 -

CUSIP
No. 76126P103                         13D

================================================================================
 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                                           Barry Rubenstein

- --------------------------------------------------------------------------------
 2         Check the Appropriate Box if a Member of a Group*      (a)   /X/

                                                                  (b)   / /
- --------------------------------------------------------------------------------
 3         SEC Use Only

- --------------------------------------------------------------------------------
 4         Source of Funds*          PF, OO

- --------------------------------------------------------------------------------
 5         Check Box if Disclosure of Legal Proceedings is Required     / /

- --------------------------------------------------------------------------------
 6         Citizenship or Place of Organization
           United States

- --------------------------------------------------------------------------------
                         7        Sole Voting Power
      Number of                                    0 shares            0%
        Shares
     Beneficially      ---------------------------------------------------------
       Owned By          8        Shared Voting Power
         Each                                      0 shares            0%
      Reporting        ---------------------------------------------------------
        Person           9        Sole Dispositive Power
         With                                      0 shares            0%
                       ---------------------------------------------------------
                         10       Shared Dispositive Power
                                                   0 shares            0%

- --------------------------------------------------------------------------------
11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                             0 shares

- --------------------------------------------------------------------------------
12         Check Box if the Aggregate Amount in Row (11) excludes
           Certain Shares*                                              / /

- --------------------------------------------------------------------------------
13         Percent of Class Represented by Amount in Row (11)
                                                                        0%

- --------------------------------------------------------------------------------

14         Type of Reporting Person*
                                                       IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 3 of 19 -

CUSIP
No. 76126P103                         13D

================================================================================
 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                                           Marilyn Rubenstein

- --------------------------------------------------------------------------------
 2         Check the Appropriate Box if a Member of a Group*      (a)   /X/

                                                                  (b)   / /
- --------------------------------------------------------------------------------
 3         SEC Use Only

- --------------------------------------------------------------------------------
 4         Source of Funds*          OO

- --------------------------------------------------------------------------------
 5         Check Box if Disclosure of Legal Proceedings is Required     / /

- --------------------------------------------------------------------------------
 6         Citizenship or Place of Organization
           United States

- --------------------------------------------------------------------------------
                         7        Sole Voting Power
      Number of                                    0 shares            0%
        Shares
     Beneficially      ---------------------------------------------------------
       Owned By          8        Shared Voting Power
         Each                                      0 shares            0%
      Reporting        ---------------------------------------------------------
        Person           9        Sole Dispositive Power
         With                                      0 shares            0%
                       ---------------------------------------------------------
                         10       Shared Dispositive Power
                                                   0 shares            0%

- --------------------------------------------------------------------------------
11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                             0 shares

- --------------------------------------------------------------------------------
12         Check Box if the Aggregate Amount in Row (11) excludes
           Certain Shares*                                              / /

- --------------------------------------------------------------------------------
13         Percent of Class Represented by Amount in Row (11)
                                                                        0%

- --------------------------------------------------------------------------------

14         Type of Reporting Person*
                                                       IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 4 of 19 -

CUSIP
No. 76126P103                         13D

================================================================================
 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                 The Marilyn and Barry Rubenstein Family Foundation

- --------------------------------------------------------------------------------
 2         Check the Appropriate Box if a Member of a Group*      (a)   /X/

                                                                  (b)   / /
- --------------------------------------------------------------------------------
 3         SEC Use Only

- --------------------------------------------------------------------------------
 4         Source of Funds*          OO

- --------------------------------------------------------------------------------
 5         Check Box if Disclosure of Legal Proceedings is Required     / /

- --------------------------------------------------------------------------------
 6         Citizenship or Place of Organization
           New York

- --------------------------------------------------------------------------------
                         7        Sole Voting Power
      Number of                                    0 shares            0%
        Shares
     Beneficially      ---------------------------------------------------------
       Owned By          8        Shared Voting Power
         Each                                      0 shares            0%
      Reporting        ---------------------------------------------------------
        Person           9        Sole Dispositive Power
         With                                      0 shares            0%
                       ---------------------------------------------------------
                         10       Shared Dispositive Power
                                                   0 shares            0%

- --------------------------------------------------------------------------------
11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                             0 shares

- --------------------------------------------------------------------------------
12         Check Box if the Aggregate Amount in Row (11) excludes
           Certain Shares*                                              / /

- --------------------------------------------------------------------------------
13         Percent of Class Represented by Amount in Row (11)
                                                                        0%

- --------------------------------------------------------------------------------

14         Type of Reporting Person*
                                                       OO

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 5 of 19 -

CUSIP
No. 76126P103                         13D

================================================================================
 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                 Woodland Venture Fund

- --------------------------------------------------------------------------------
 2         Check the Appropriate Box if a Member of a Group*      (a)   /X/

                                                                  (b)   / /
- --------------------------------------------------------------------------------
 3         SEC Use Only

- --------------------------------------------------------------------------------
 4         Source of Funds*          WC, OO

- --------------------------------------------------------------------------------
 5         Check Box if Disclosure of Legal Proceedings is Required     / /

- --------------------------------------------------------------------------------
 6         Citizenship or Place of Organization
           New York

- --------------------------------------------------------------------------------
                         7        Sole Voting Power
      Number of                                    0 shares            0%
        Shares
     Beneficially      ---------------------------------------------------------
       Owned By          8        Shared Voting Power
         Each                                      0 shares            0%
      Reporting        ---------------------------------------------------------
        Person           9        Sole Dispositive Power
         With                                      0 shares            0%
                       ---------------------------------------------------------
                         10       Shared Dispositive Power
                                                   0 shares            0%

- --------------------------------------------------------------------------------
11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                             0 shares

- --------------------------------------------------------------------------------
12         Check Box if the Aggregate Amount in Row (11) excludes
           Certain Shares*                                              / /

- --------------------------------------------------------------------------------
13         Percent of Class Represented by Amount in Row (11)
                                                                        0%

- --------------------------------------------------------------------------------

14         Type of Reporting Person*
                                                       PN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 6 of 19 -

CUSIP
No. 76126P103                         13D

================================================================================
 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                 Seneca Ventures

- --------------------------------------------------------------------------------
 2         Check the Appropriate Box if a Member of a Group*      (a)   /X/

                                                                  (b)   / /
- --------------------------------------------------------------------------------
 3         SEC Use Only

- --------------------------------------------------------------------------------
 4         Source of Funds*          WC, OO

- --------------------------------------------------------------------------------
 5         Check Box if Disclosure of Legal Proceedings is Required     / /

- --------------------------------------------------------------------------------
 6         Citizenship or Place of Organization
           New York

- --------------------------------------------------------------------------------
                         7        Sole Voting Power
      Number of                                    0 shares            0%
        Shares
     Beneficially      ---------------------------------------------------------
       Owned By          8        Shared Voting Power
         Each                                      0 shares            0%
      Reporting        ---------------------------------------------------------
        Person           9        Sole Dispositive Power
         With                                      0 shares            0%
                       ---------------------------------------------------------
                         10       Shared Dispositive Power
                                                   0 shares            0%

- --------------------------------------------------------------------------------
11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                             0 shares

- --------------------------------------------------------------------------------
12         Check Box if the Aggregate Amount in Row (11) excludes
           Certain Shares*                                              / /

- --------------------------------------------------------------------------------
13         Percent of Class Represented by Amount in Row (11)
                                                                        0%

- --------------------------------------------------------------------------------

14         Type of Reporting Person*
                                                       PN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 7 of 19 -

CUSIP
No. 76126P103                         13D

================================================================================
 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                 Woodland Services Corp.

- --------------------------------------------------------------------------------
 2         Check the Appropriate Box if a Member of a Group*      (a)   /X/

                                                                  (b)   / /
- --------------------------------------------------------------------------------
 3         SEC Use Only

- --------------------------------------------------------------------------------
 4         Source of Funds*          OO

- --------------------------------------------------------------------------------
 5         Check Box if Disclosure of Legal Proceedings is Required     / /

- --------------------------------------------------------------------------------
 6         Citizenship or Place of Organization
           New York

- --------------------------------------------------------------------------------
                         7        Sole Voting Power
      Number of                                    0 shares            0%
        Shares
     Beneficially      ---------------------------------------------------------
       Owned By          8        Shared Voting Power
         Each                                      0 shares            0%
      Reporting        ---------------------------------------------------------
        Person           9        Sole Dispositive Power
         With                                      0 shares            0%
                       ---------------------------------------------------------
                         10       Shared Dispositive Power
                                                   0 shares            0%

- --------------------------------------------------------------------------------
11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                             0 shares

- --------------------------------------------------------------------------------
12         Check Box if the Aggregate Amount in Row (11) excludes
           Certain Shares*                                              / /

- --------------------------------------------------------------------------------
13         Percent of Class Represented by Amount in Row (11)
                                                                        0%

- --------------------------------------------------------------------------------

14         Type of Reporting Person*
                                                       CO

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 8 of 19 -

CUSIP
No. 76126P103                         13D

================================================================================
 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                 Brian Rubenstein

- --------------------------------------------------------------------------------
 2         Check the Appropriate Box if a Member of a Group*      (a)   /X/

                                                                  (b)   / /
- --------------------------------------------------------------------------------
 3         SEC Use Only

- --------------------------------------------------------------------------------
 4         Source of Funds*          OO

- --------------------------------------------------------------------------------
 5         Check Box if Disclosure of Legal Proceedings is Required     / /

- --------------------------------------------------------------------------------
 6         Citizenship or Place of Organization
           United States

- --------------------------------------------------------------------------------
                         7        Sole Voting Power
      Number of                                    0 shares            0%
        Shares
     Beneficially      ---------------------------------------------------------
       Owned By          8        Shared Voting Power
         Each                                      0 shares            0%
      Reporting        ---------------------------------------------------------
        Person           9        Sole Dispositive Power
         With                                      0 shares            0%
                       ---------------------------------------------------------
                         10       Shared Dispositive Power
                                                   0 shares            0%

- --------------------------------------------------------------------------------
11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                             0 shares

- --------------------------------------------------------------------------------
12         Check Box if the Aggregate Amount in Row (11) excludes
           Certain Shares*                                              / /

- --------------------------------------------------------------------------------
13         Percent of Class Represented by Amount in Row (11)
                                                                        0%

- --------------------------------------------------------------------------------

14         Type of Reporting Person*
                                                       IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 9 of 19 -

CUSIP
No. 76126P103                         13D

================================================================================
 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                 The Rubenstein Family Limited Partnership

- --------------------------------------------------------------------------------
 2         Check the Appropriate Box if a Member of a Group*      (a)   /X/

                                                                  (b)   / /
- --------------------------------------------------------------------------------
 3         SEC Use Only

- --------------------------------------------------------------------------------
 4         Source of Funds*          WC, OO

- --------------------------------------------------------------------------------
 5         Check Box if Disclosure of Legal Proceedings is Required     / /

- --------------------------------------------------------------------------------
 6         Citizenship or Place of Organization
           New York

- --------------------------------------------------------------------------------
                         7        Sole Voting Power
      Number of                                    0 shares            0%
        Shares
     Beneficially      ---------------------------------------------------------
       Owned By          8        Shared Voting Power
         Each                                      0 shares            0%
      Reporting        ---------------------------------------------------------
        Person           9        Sole Dispositive Power
         With                                      0 shares            0%
                       ---------------------------------------------------------
                         10       Shared Dispositive Power
                                                   0 shares            0%

- --------------------------------------------------------------------------------
11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                             0 shares

- --------------------------------------------------------------------------------
12         Check Box if the Aggregate Amount in Row (11) excludes
           Certain Shares*                                              / /

- --------------------------------------------------------------------------------
13         Percent of Class Represented by Amount in Row (11)
                                                                        0%

- --------------------------------------------------------------------------------

14         Type of Reporting Person*
                                                       PN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  - 10 of 19 -

         This statement, dated July 9, 1996, constitutes Amendment No. 1 to the
Schedule 13D, dated May 5, 1994, regarding the reporting persons' ownership of certain securities of Restructuring Acquisition Corporation (the "Issuer"). On May 5, 1994, the Issuer offered 1,500,000 Units to the public in an initial public offering (the "IPO"), each Unit consisted of one share of common stock, $.001 par value per share (the "Common Stock"), and two redeemable common stock purchase warrants (the "Warrants").

         At a Special Meeting of Stockholders of the Issuer held on June 21, 1996, the holders of the Issuer's Common Stock approved a proposal to dissolve and liquidate the Issuer.

         Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended. The entire text of the Schedule is restated herein, in accordance with Rule 13d-2(c).


ITEM 1.           Security and Issuer

                  (a) Common Stock, $.001 par value per share (CUSIP No. 76126P103).

                  (b) Redeemable Common Stock Purchase Warrant, entitling the holder thereof to purchase one share of Common Stock at $5.00 per share, exercisable as of the later of (i) the consummation of a Business Combination (as defined in the Issuer's prospectus, dated May 4, 1994 (the "Prospectus")) by the Issuer, or (ii) May 4, 1995, and expiring May 4, 2001 (CUSIP No. 76126P111).

                  (c) Unit, consisting of one (1) share of Common Stock and two (2) Warrants (CUSIP No. 76126P202).

                     Restructuring Acquisition Corporation
                        555 Madison Avenue, 17th Floor
                           New York, New York 10022


ITEM 2.           Identity and Background

         1.       (a)      Woodland Partners, a general partnership organized
under the laws of New York.


                                 - 11 of 19 -

                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York  11545

                  (c)      Principal Business:  Investments.

                  (d)      No.

                  (e)      No.

                  The general partners of Woodland Partners are Barry Rubenstein and Marilyn Rubenstein (husband and wife).

         2.       (a)      Barry Rubenstein, a general partner of Woodland
Partners, Seneca Ventures, Woodland Venture Fund, and The Rubenstein Family Limited Partnership, one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation, and the President and sole director of Woodland Services Corp.

                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York 11545

                  (c) Principal Occupation: General partner of partnerships and limited partnerships engaged in the investment business.

                  (d)      No.

                  (e)      No.

                  (f)      Citizenship:  United States.

                           Barry Rubenstein is the husband of Marilyn Rubenstein
and the father of Brian Rubenstein.

         3.       (a)      Marilyn Rubenstein, a general partner of Woodland
Partners and The Rubenstein Family Limited Partnership, one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation, Secretary and Treasurer of Woodland Services Corp., and a limited partner of Seneca Ventures.

                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York 11545

                  (c)      Principal occupation:    Housewife

                                 - 12 of 19 -

                  (d)      No.

                  (e)      No.

                  (f)      Citizenship:  United States.

                           Marilyn Rubenstein is the wife of Barry Rubenstein
and the mother of Brian Rubenstein.

         4.       (a)      Brian Rubenstein, one of the Trustees of The Marilyn
and Barry Rubenstein Family Foundation and a limited partner of The Rubenstein Family Limited Partnership.

                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York 11545

                  (c)      Principal Occupation: Student

                  (d)      No.

                  (e)      No.

                  (f)      Citizenship:  United States

                  Brian Rubenstein is the son of Barry Rubenstein and Marilyn Rubenstein.

         5.       (a)      Rebecca Rubenstein.  On October 17, 1994, Rebecca
Rubenstein resigned as a trustee of the Foundation.

         6.       (a)      The Marilyn and Barry Rubenstein Family Foundation,
an organization which is exempt from Federal Income Taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").

                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York 11545

                  (c)      Principal Business:  Charitable Foundation

                  (d)      No.

                  (e)      No.


                                 - 13 of 19 -

                  Barry Rubenstein, Marilyn Rubenstein and Brian Rubenstein are the Trustees of the Foundation.


         7.       (a)      Woodland Venture Fund, a limited partnership
organized under the laws of New York (the "Fund").

                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York  11545

                  (c)      Principal Business:  Investments.

                  (d)      No.

                  (e)      No.

                           Woodland Services Corp. and Mr. Barry Rubenstein are
the general partners of the Fund. The limited partners of the Fund include certain other investors.

         8.       (a)      Woodland Services Corp., a corporation organized
under the laws of the State of New York ("Services").

                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York  11545

                  (c)      Principal Business:  Investments.

                  (d)      No.

                  (e)      No.

                           Mr. Rubenstein is the President and sole director of
Services, and Marilyn Rubenstein, is the Secretary and Treasurer of Services. Mr. Rubenstein owns all of Service's outstanding shares of common stock.

         9.       (a)      Seneca Ventures, a limited partnership organized
under the laws of New York ("Seneca").

                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York  11545

                  (c)      Principal Business:  Investments.

                                 - 14 of 19 -

                  (d)      No.

                  (e)      No.


                  The general partners of Seneca are Barry Rubenstein and

Services. The limited partners of Seneca include Marilyn Rubenstein and certain other investors.

         10.      (a)      The Rubenstein Family Limited Partnership, a
partnership organized under the laws of the State of New York (the "Rubenstein Partnership").

                  (b)      Address:
                                    68 Wheatley Road
                                    Brookville, New York  11545

                  (c)      Principal Business:  Investments

                  (d)      No.

                  (e)      No.

                  Barry Rubenstein and Marilyn Rubenstein are the two general partners of the Rubenstein Partnership, and Brian Rubenstein is a limited partner of the Rubenstein Partnership.


ITEM 3.           Source and Amounts of Funds or Other Consideration

                  Barry Rubenstein obtained funds for the purchase of the Issuer's shares from his personal funds and other funds, the partnerships obtained funds for the purchase of the Issuer's shares from their respective working capital and others funds, and The Foundation obtained funds for the purchase of the Issuer's shares from its other funds.

         On July 9, 1993, Woodland Partners loaned $50,000 to the Issuer and was issued two $25,000 promissory notes bearing interest at the rate of 10% per annum and payable at the consummation of the IPO, and 100,000 warrants (the "Bridge Warrants"). The Bridge Warrants are identical to the Warrants, except that they are not redeemable or exercisable until ninety (90) days after the consummation of a Business Combination.

                  The amount of funds used in making the purchases of the Units in connection with the IPO and in the over-the-counter market are set forth below:


                                 - 15 of 19 -

Name                                                                 Amount of
                                                                   Consideration

Woodland Partners                                                     $300,000
Barry Rubenstein Rollover IRA                                         $300,000
The Marilyn and Barry

  Rubenstein Family Foundation                                        $ 90,000
Seneca Ventures                                                       $156,250
Woodland Venture Fund                                                 $156,250
The Rubenstein Family
  Limited Partnership                                                 $ 60,000


ITEM 4.           Purpose of Transaction.

                  The reporting persons acquired their shares for purposes of investment.


ITEM 5.           Interests in Securities of Issuer.

                  (a) The following list sets forth the aggregate number and percentage (based on 1,875,000 shares of Common Stock outstanding as reported by the Issuer in the Prospectus) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of May 10, 1996:

                                       Shares of           Percentage of Shares
                                      Common Stock            of Common Stock
Name                                Beneficially Owned(1)  Beneficially Owned(1)

Woodland Partners                          0                         0%
Barry Rubenstein                           0                         0%
Marilyn Rubenstein                         0                         0%
Seneca Ventures                            0                         0%
Woodland Venture Fund                      0                         0%
The Marilyn and Barry Rubenstein
  Family Foundation                        0                         0%
Woodland Services Corp.                    0                         0%
The Rubenstein Family
  Limited Partnership                      0                         0%
Brian Rubenstein                           0                         0%


- --------
1 Does not include shares of Common Stock issuable upon the exercise of the Warrants or the Bridge Warrants.

                                 - 16 of 19 -

                  (b) As of July 9, 1996, the reporting persons no longer owned shares of the Common Stock of the Issuer.

                  (c) The following is a description of all transactions in shares of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from May 10, 1996 through July 9, 1996 inclusive.


                                         Purchase or  Number of Shares       Purchase or
Name of Shareholder                       Sale Date   Purchased or (Sold)    Sale Price
- -------------------                      -----------  -------------------    -----------
Woodland Partners                          7/11/96           (50,000)          $ 5.39
Barry Rubenstein -
  Rollover IRA                             7/9/96            (50,000)          $ 5.39
Seneca Ventures                            7/9/96            (25,000)          $ 5.39
Woodland Venture Fund                      7/9/96            (26,000)          $ 5.39
The Marilyn and Barry Rubenstein
 Family Foundation                         7/9/96            (15,000)          $ 5.39
The Rubenstein Family Limited
  Partnership                              7/9/96            (10,000)          $ 5.39

                  Woodland Partners, Barry Rubenstein Rollover IRA, the Foundation, and the Rubenstein Partnership acquired the Units in the IPO. Seneca and the Fund acquired the Units in the over-the-counter market.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e) All of the reporting persons, except for Woodland Partners, ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on July 9, 1996. Woodland Partners ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on July 11, 1996.


ITEM 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  (a) Woodland Partners is a general partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein.

                  (b) The Foundation is a charitable trust organized under the laws of the State of New York. It is exempt from Federal income taxation pursuant to Section 501(a) of the Code as an organization described in Section 501(c)(3) of the Code. Pursuant to a trust agreement,

                                 - 17 of 19 -
voting and investment power over the shares of the Issuer held by the Foundation is vested in its trustees - Barry Rubenstein, Marilyn Rubenstein and Brian

Rubenstein.

                  (c) The Fund is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Fund is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the Issuer's shares held by the Fund.

                  (d) Seneca is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Fund is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the Issuer's shares held by the Fund.

                  (e) The Rubenstein Partnership is a partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Rubenstein Partnership is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein. The limited partners have no voting or investment power over the Issuer's shares held by the Rubenstein Partnership.

                  (f) Woodland Partners agreed not to transfer its Bridge Warrants until after the consummation of a Business Combination and not to exercise them until ninety (90) days after such Business Combination. The Issuer agreed to register the Bridge Warrants and the shares of Common Stock underlying the Bridge Warrants (the "Bridge Shares") under the Registration Statement of which the Prospectus is a part, and granted piggyback registrations rights for the Bridge Warrants and the Bridge Shares.

                  (g) Except for the circumstances discussed or referred to in paragraph (a) and (f) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


ITEM 7.           Material to be Filed as Exhibits

                  Exhibit A - Agreement dated May 5, 1994, among the reporting persons by which they have agreed to file this and all necessary amendments, as required by Rule 13d-1(f)(1).


                                 - 18 of 19 -

                                   Signature

                  After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:  July 18, 1996


                                          s/ Barry Rubenstein
                                     -------------------------------------------
                                     Barry Rubenstein, individually, as General
                                     Partner on behalf of Woodland Partners,
                                     Seneca Ventures, The Rubenstein Family
                                     Limited Partnership and Woodland Venture
                                     Fund, as President of Woodland Services
                                     Corp., and as Trustee of The Marilyn and Barry Rubenstein Family Foundation


                                          s/ Marilyn Rubenstein
                                     -------------------------------------------
                                     Marilyn Rubenstein


                                          s/ Brian Rubenstein
                                     -------------------------------------------
                                     Brian Rubenstein





ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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